SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                 Amendment No. 1
                                       To
                                   SCHEDULE TO
         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                               -------------------

                RESOURCES ACCRUED MORTGAGE INVESTORS LP SERIES 86

                            (Name of Subject Company)

                 SUTTER OPPORTUNITY FUND 2, LLC; SUTTER CAPITAL
                      MANAGEMENT, LLC; AND ROBERT E. DIXON

                                    (Bidder)

                          LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)
                            -----------------------
                                              Copy to:
Robert Dixon                                  Paul J. Derenthal, Esq.
Sutter Capital Management, LLC                Derenthal & Dannhauser
150 Post Street, Suite 320,                   One Post Street, Suite 575
San Francisco, California 94108               San Francisco, California  94104
(415) 788-1444                                (415) 981-4844

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)



[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:    $495
         Form or Registration Number: Schedule TO
         Filing Party: Above named bidders
         Date Filed: November 14, 2001


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

 Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]      third party tender offer subject to Rule 14d-1.
[ ]      issuer tender offer subject to Rule 13e-4.
[ ]      going private transaction subject to Rule 13e-3
[ ]      amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                                  TENDER OFFER

         The Tender Offer Statement on Schedule TO filed by SUTTER OPPORTUNITY FUND 2, LLC; SUTTER CAPITAL MANAGEMENT, LLC; and Robert E. Dixon on November 14, 2001 is hereby amended as set forth below. Except as so amended, all of the terms of the Offer and all disclosure set forth in the Schedule previously filed remain unchanged.

         The Expiration Date has been extended to December 31, 2001.

         The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement.

Item 12.          Exhibits.
                  --------

         (a)(1)   Revised Offer to Purchase dated November 14, 2001

         (a)(4)   Press Release

         (a)(5)   Form of Letter to Unit holders dated December 14, 2001

                                   SIGNATURES


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   December 13, 2001


SUTTER OPPORTUNITY FUND 2, LLC

By SUTTER CAPITAL MANAGEMENT, LLC, Manager

         By:      /s/ ROBERT DIXON
                  -----------------------------------------
                  Robert Dixon, Manager

SUTTER CAPITAL MANAGEMENT, LLC

         By:      /s/ ROBERT DIXON
                  -----------------------------------------
                  Robert Dixon, Manager


/s/ ROBERT DIXON
-----------------------------------------
 ROBERT E. DIXON






















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



                                  EXHIBIT INDEX


Exhibit           Description                                             Page

(a)(1)   Revised Offer to Purchase dated November 14, 2001

(a)(4)   Press Release

(a)(5)   Form of Letter to Unit holders dated December 14, 2001